UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

 BERMAN CENTER, INC.
(Name of Small Business Issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1865733 (I.R.S. Employer Identification Number)
211 East Ontario
Suite 800
Chicago, IL 60611
(Address, including zip code, of principal executive office)

(312) 255-8088
(Issuer’s telephone number)

 Securities to be registered pursuant to Section 12(b) of the Act: None

Name of Exchange on which
each class is to be registered:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

TABLE OF CONTENTS

Item 1. Description of Business	2
Item 2. Management’s Discussion and Analysis or Plan of Operations	2
Item 3. Description of Property	2
Item 4. Security Ownership of Certain Beneficial Owners and Management	2
Item 5. Directors and Executive Officers, Promoters and Control Persons	2
Item 6. Executive Compensation	2
Item 7. Certain Relationships and Related Transactions	2
Item 8. Description of Securities	2

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	2
Item 2. Legal Proceedings	3
Item 3. Changes in and Disagreements with Accountants	3
Item 4. Recent Sales of Unregistered Securities	3
Item 5. Indemnification of Directors and Officers	3

PART F/S	3

PART III

Items 1 and 2. Index to Exhibits and Description of Exhibits	3

This registration statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the plans and objectives of management for the business, operations, and economic performance of Berman Center, Inc. (the “Company” “we” and “us”). These forward-looking statements generally can be identified by the context of the statements or the use of words such as the “Company” or its management “believes,” “anticipates,” “intends,” “expects,” “plans” or words of similar meaning. Similarly, statements that describe our future operating performance, financial results, plans, objectives, strategies, or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control. Accordingly, actual results could differ materially from those contemplated by the forward-looking statements.

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guarantee that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.

i

Item 1. Description of Business.

The information required by this item is contained under the sections “Prospectus Summary,” “Risk Factors,” “Business,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” of the fourth amendment to the registration statement on Form SB-2 filed with the Securities and Exchange Commission (File No. 333-126387) (the “Registration Statement”) and filed as an exhibit hereto. The aforementioned sections are incorporated herein by reference.

Item 2. Management’s Discussion and Analysis or Plan of Operations.

The information required by this item is contained under the sections “Prospectus Summary - Summary Financial Information,” “Berman Center, Inc. Index to Financial Statements,” “LB Center, Inc. Index to Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. The aforementioned sections are incorporated herein by reference.

Item 3. Description of Property.

The information required by this item is contained under the section “Business—Property” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section “Security Ownership of Certain Beneficial Owners and Management” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The information required by this item is contained under the section “Directors, Executive Officers and Control Persons” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the section “Executive Compensation” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions.

The information required by this item is contained under the section “Certain Relationships and Related Transactions” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 8. Description of Securities.

The information required by this item is contained under the section “Description of Capital Stock” of the Registration Statement. The aforementioned section is incorporated herein by reference.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the section “Market For Common Equity and Related Stockholder Matters” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 2. Legal Proceedings.

Neither the Company, its subsidiary or their respective properties is a party to any pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants.

The information required by this item is contained under the section “Changes In and Disagreements With Accountants On Accounting and Financial Disclosure” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 4. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section “Recent Sales of Unregistered Securities” of the Registration Statement. The aforementioned section is incorporated herein by reference.

Item 5. Indemnification of Directors and Officers.

The information required by this item is contained under the section “Indemnification of Directors and Officers” of the Registration Statement. The aforementioned section is incorporated herein by reference.

PART F/S

The financial statements required by this Part F/S are contained under the sections “Berman Center, Inc. Index to Financial Statements” and “LB Center, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

PART III

Items 1 and 2. Index to Exhibits and Description of Exhibits.

Except for Exhibit 99.1, which is included herein, and Exhibit 4.4, which was previously filed, the following exhibits are incorporated herein by reference from the Registration Statement:

Exhibit Number	Description of Exhibit

2.1
Agreement and Plan of Merger dated June 3, 2005 by and among the Registrant (f/k/a LB Center, Inc.), LBC MergerSub, Inc. and Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) (incorporated by reference to Exhibit 2.1 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).
4.1
Form of Stock Purchase Warrant (Class A) dated as of June 16, 2005 issued by Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) to the Warrant Holders indicated on the schedule thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

4.2
Form of Stock Purchase Warrant (Class B) dated as of June16, 2005 issued by Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) to the Warrant Holders indicated on the schedule thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

Exhibit Number	Description of Exhibit

4.3
Form of Stock Purchase Warrant dated as of June 16, 2005 issued by Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) to Hunter World Markets, Inc. (incorporated by reference to Exhibit 4.2 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

4.4**	Specimen Common Stock Certificate of the Registrant.
10.1
Employment Agreement dated June 16, 2005 by and among the Registrant and Dr. Laura A.C. Berman (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

10.2
Placement Agent Agreement dated April 11, 2005 by and among Berman Health and Media, Inc. (f/k/a Berman Center LLC) and Hunter World Markets, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed with the SEC on June 22, 2005).

10.3**	Lease Agreement dated November 20, 2003 by and between Berman Health and Media, Inc. (f/k/a Berman Center LLC) and Zeller Management Corp., an agent for Zeller-211 Trust
10.4**	Novelty Agreement dated August 1, 2004 by and between Berman Health and Media, Inc. (f/k/a Berman Center LLC) and California Exotic Novelties, LLC.
10.5**	Loan-Out Agreement dated as of October 28, 2004 by and between Berman Health and Media, Inc. (f/k/a Berman Center LLC) and View Film.
10.5(a)**	Pick Up Letter Agreement dated September 9, 2005 for Berman Television Series by and between Showtime Networks, Inc. and View Film.
10.6**	Hyperion Agreement dated November 5, 2004 by and between Hyperion, an imprint of Buena Vista Books, Inc. and Laura Berman Ph.D.
10.7**	Option Agreement dated as of May 17, 2004 by and between Berman Health and Media, Inc. (f/k/a Berman Center LLC) and Dr. Allan Charles.
10.8**	Option Agreement dated as of May 17, 2004 by and between Berman Health and Media, Inc. (f/k/a Berman Center LLC) and Dr. Jan Fawcett.
10.9**	Form of Indemnification Agreement between Berman Center LLC and its directors.
10.10**	Book Agency Agreement dated November 6, 2004 by and between International Creative Management and Dr. Laura Berman.
10.11**	Production and Distribution Agreement dated March 4, 2004 by and between UBC Radio Network Inc. and Berman Health and Media, Inc. (f/k/a Berman Center LLC).
10.12**	Sublease dated September 1, 2005 by and between Naperville Psychiatric Ventures and Berman Health and Media, Inc. (f/k/a Berman Center, LLC).
10.13	Form of Rescission Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed with the SEC on December 16, 2005).
10.13(a)	List of Directors executing the Rescission Agreement (incorporated by reference to Exhibit 10.1(a) to the Registrant’s current report on Form 8-K filed with the SEC on December 16, 2005).
16.1	Letter from AJ. Robbins to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Registrant’s current report on Form 8-K filed with the SEC on June 30, 2005).
21.1**	List of Subsidiaries of Registrant.
23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP.
23.2**	Consent of AJ. Robbins, P.C.
99.1	Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-126387) filed with the SEC.
** Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2006.

BERMAN CENTER, INC.

By:	/s/ Samuel P. Chapman
Samuel P. Chapman
Chief Executive Officer